U. S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The American Education Corporation
(Name of Issuer)

Common Stock, $.025 par value
(Title of Class of Securities)

02553P 10 1
(CUSIP NUMBER)

Jeffrey E. Butler
The American Education Corporation
7506 North Broadway Ext., Suite 505
Oklahoma City, Oklahoma  73116
(Name, Address and Telephone Number of Person authorized to
Receive Notices and Communications)

February 4, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [_____].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP NO. 02553P 10 1

1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Frederick C. Weiss, Jr.

2.  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3.  SEC Use Only

4.  Source of Funds
    PF/00

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to items 2(d) or 2(e)  [   ]

6.  Citizenship or Place of Organization
    United States

                        7.  Sole Voting Power 673,997 (consisting
                            of 673,997 shares of Common Stock)
Shares                  8.  Shared Voting Power
Beneficially	          	    0
Owned by Each           9.  Sole Dispositive Power
Reporting Person            673,997 (consisting of 673,997 shares
With                        of Common Stock)
                       10.  Shared Dispositive Power
                            0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     673,997 (consisting of 673,997 shares of Common Stock)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares	[__]

13.  Percent of Class Represented by Amount in Row (11)
     5.3%

14.  Type of Reporting Person
     IN

Item 1.  Security and Issuer.
-----------------------------

Title of class of equity securities:
common stock, $0.025 par value

Issuer:
The American Education Corporation

Address of principal executive offices:
7506 North Broadway, Suite 505,
Oklahoma City, Oklahoma  73116


Item 2.  Identity and Background.
---------------------------------

This statement is filed by Frederick C. Weiss, Jr. Mr. Weiss's residence address is Rural Route 2, Box 118, Careyville, FL 32427. The address of The American Education Corporation is 7506 North Broadway, Suite 505, Oklahoma City, Oklahoma 73116. Mr. Weiss has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Weiss is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

The purchase price for the shares came from personal funds of Mr. Weiss. In 1993 Mr. Weiss exercised options in the amount of $5,251 purchasing 7,310 shares of the Company's Common Stock. In
1995 Mr. Weiss purchased 173,647 shares of the Company's Common
Stock for $86,823.50. In 1996 Mr. Weiss converted debt in the amount of $154,146.63 into 308,293 shares of Common Stock. In
January of 1998 Mr. Weiss purchased 173,647 shares from another stockholder, (John D. Garber), for $86,823.50 the following acquistions of common stock were purchased on the open market by Mr. Weiss. In 1990, Mr. Weiss purchased 100 shares of the Company's Common Stock in the amount of $2,000.00. In 1992, Mr. Weiss purchased 10,000 shares of common stock for $2,667.00. In 1996, common stock was purchased by Margaret J. Weiss in the amount of $915.00, bringing his total share holdings to 673,997.


Item 4.  Purpose of Transaction.
--------------------------------

The purpose of the acquisitions of the shares of common stock by Mr. Weiss is for investment, and the purchases were made in the ordinary course of business. Mr. Weiss may make further purchases of shares of common stock from time to time and may dispose of any or all of the shares of common stock beneficially owned by him at any time, subject to applicable securities laws. Mr. Weiss does not have any current plans or proposals, which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 in Schedule 13D. Mr. Weiss may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.


Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

(a) The aggregate number of shares of common stock of the issuer beneficially owned by Mr. Weiss is 673,997 or approximately 5.3%.

(b) Mr. Weiss has the sole power to vote and to dispose of 673,997 shares of the issuer.

(c)  Not Applicable.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.
----------------------------------------------------------------

Not Applicable.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  May 14, 1998

/s/Frederick C. Weiss, Jr.
--------------------------